中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

3rd December, 2002

02060236

Our Ref: BS(2002)341(JL)

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose the following documents for your attention :

1. The Monthly Return on Movement of Listed Equity Securities filed by the Company with the Stock Exchange of Hong Kong Limited (the "HKSE") for the month ended 30th November, 2002.
2. Announcement issued by the Company and published in the press on 3rd December, 2002 in relation to a connected transaction (sale and leaseback of property).

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed"

.../2

with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675

Monthly Return On Movement of Listed Equity Securities

(For the month ended : 30th November 2002)

To: E-Business & Information Services of Hong Kong Exchanges and Clearing Ltd.
Fax No: 2521 7072

From: BOC Hong Kong (Holdings) Limited
(Name of Company)

Jason C. W. Yeung
(Name of Responsible Official)

Tel No: 2846 2700

Date: 2nd December 2002

(A) Information on Types of Listed Equity Securities:
(please tick wherever applicable)

1. Ordinary shares: √
2. Preference shares:
3. Other classes of shares: please specify: ______
4. Warrants: please specify: ______

(B) Movement in Authorised Share Capital:

	No. of ordinary shares/ Preference shares/ Other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	20,000,000,000	5.00	100,000,000,000
Increase/(Decrease) (EGM approval date): (______)	Nil	N/A	Nil
Balance at close of the month	20,000,000,000	5.00	100,000,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	10,572,780,266	Nil	Nil
Increase/(Decrease) during the month:	Nil	Nil	Nil
Balance at close of the month:	10,572,780,266	Nil	Nil

(D) Details of Movement

*Please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Ordinary shares Exercise Price: HK$ 2. Ordinary shares Exercise price: HK$ 3. Ordinary shares Exercise Price: HK$ 4. Ordinary shares Exercise price: HK$	Nil				Nil	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____________ *Subscription price:* HK$__________ 2. ____________ *Subscription price:* HK$__________	Nil				Nil	
CONVERTIBLES* Class	Units	Converted (Units)			Units	
____________ Convertible price: HK$ __________	Nil				Nil	
OTHER ISSUES OF SHARES*						
Rights Issue	Price:	Issue and allotment Date:				
Placing	Price:	Issue and allotment Date:			Nil	
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date:				
Repurchase of share		Cancellation Date:				
Redemption of share		Redemption Date:				
Consideration issue	Price:	Issue and allotment Date:				
Others (Please specify)	Price:	Issue and allotment Date:				
Total No. of ordinary shares/preference shares/other classes of shares Increased/(decreased) during the month:						- ======

Remarks: ____________________

____

Authorised Signatory:

____

Name : Jason C. W. Yeung

Title : Company Secretary

Notes:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability)
(the "Company")

ANNOUNCEMENT

CONNECTED TRANSACTION
SALE AND LEASEBACK OF PROPERTY

On 2nd December, 2002, BOC(HK) and BOC Insurance entered into the Agreement for the disposal of the Property by BOC(HK) to BOC Insurance at a consideration of HK$193 million. Following completion of the Disposal, BOC(HK) will lease back part of the Property from BOC Insurance at a monthly rental of HK$400,000 per month (exclusive of rates and management fees).

As BOC Insurance is an indirect wholly owned subsidiary of BOC, the Disposal and the Leaseback constitute connected transactions for the Company under the Listing Rules. The Disposal and the Leaseback, given their respective size and value, fall within the de minimis levels as stipulated under Rules 14.25(1) and 14.24(5) respectively of the Listing Rules. Details of the Disposal will be included in the next published annual report of the Company.

THE DISPOSAL AND DETAILS OF THE AGREEMENT

Date: 2nd December, 2002

Parties: BOC(HK) as vendor of the Property
BOC Insurance as purchaser of the Property

The Property: The entire Sin Hua Bank Centre
Nos.134-136 Des Voeux Road Central, Hong Kong

Consideration: HK$193 million

The Consideration is arrived at after arm's length negotiations between the parties based on a valuation report issued by the Valuer. According to the said valuation report, the fair market value of the Property was HK$193 million as at 26th September, 2002.

The Consideration is payable as follows:

(a) A deposit of HK$19.3 million (being 10% of the Consideration) has been paid by BOC Insurance to BOC(HK) upon signing of the Agreement.

(b) Balance of the Consideration in the sum of HK$173.7 million (being 90% of the Consideration) will be paid by BOC Insurance to BOC(HK) upon completion.

Completion Date: Completion of the Disposal is expected to take place on or before 2nd April, 2003.

INFORMATION ON THE PROPERTY

The Property is situated at Nos.134-136 Des Voeux Road Central, Hong Kong. It is a commercial building completed in 1987, with 23 storeys (including the Basement) and a total gross floor area of 75,234 sq.ft. The 1st Floor, Ground Floor and Basement of the Property (with a total gross floor area of 13,095 sq.ft.) is presently occupied by BOC(HK) as a business premises for its Gilman Street Branch. The remaining floor area of the Property is presently vacant.

THE LEASEBACK

Following completion of the Disposal and in order to continue with the operation of its Gilman Street Branch, BOC(HK) will lease the 1st Floor, Ground Floor and Basement of the Property from BOC Insurance at a monthly rental of HK$400,000 (exclusive of rates and management fees). The said monthly rental represents the open market rental value of the leased premises as confirmed by the Valuer. The lease shall be for an initial term of 3 years from the date of completion of the Disposal, with an option to renew for a further term of 3 years at the then prevailing market rent.

REASONS FOR THE DISPOSAL

Since the listing of the Company, the Group has been actively taking steps to reduce its property portfolio. This is aimed to enhance the Group's overall return on assets on the one hand and to dispose of idle properties with a view to reducing the risk exposure in investment properties on the other hand. The Disposal is in line with the aforesaid strategy. Further, in accordance with the Group's accounting policies, properties held by the Group are stated at valuation. The carrying value of the Property is approximately the same as the fair market value of the Property. As the Consideration is the same as the carrying value of the Property, the Disposal does not give rise to any gain or loss on the part of the Group. The proceeds of the Disposal will be used as general working capital of the Group.

GENERAL

BOC Insurance is an indirect wholly owned subsidiary of BOC which in turn is the ultimate holding company of the Company. As such, BOC Insurance is a connected person of the Company and the Disposal and the Leaseback constitute connected transactions for the Company under the Listing Rules.

As the Consideration is less than 3% of the book value of the net tangible assets of the Company (as disclosed in its latest published audited consolidated accounts), the Disposal falls within the de minimis level as stipulated under Rule 14.25(1) of the Listing Rules. Details of the Disposal will be included in the next published annual report of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

As the annual rental payable by BOC(HK) to BOC Insurance for the Leaseback does not exceed 0.03% of the book value of the net tangible assets of the Company (as disclosed in its latest published audited consolidated accounts), the Leaseback is not normally subject to any disclosure requirement pursuant to Rule 14.24(5) of the Listing Rule but is nevertheless disclosed herein for the information of shareholders and investors as a matter of good practice.

The Directors (including all the Independent Non-executive Directors) consider that the terms of the Disposal and the Leaseback (including the Consideration and the monthly rental for the Leaseback) are normal commercial terms and are fair and reasonable and in the interests of the Company and all the shareholders as a whole.

The Company is a holding company, the principal operating subsidiary of which is Bank of China (Hong Kong) Limited which is a licensed bank in Hong Kong.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Agreement"	the sale and purchase agreement dated 2nd December, 2002 made between BOC(HK) and BOC Insurance in relation to the Disposal;
"BOC"	Bank of China, the ultimate holding company of the Company;
"BOC(HK)"	Bank of China (Hong Kong) Limited, a wholly owned subsidiary of the Company;
"BOC Insurance"	Bank of China Group Insurance Company Limited, an indirect wholly owned subsidiary of BOC;
"Consideration"	the consideration of HK$193 million payable by BOC Insurance to BOC(HK) for the acquisition of the Property;
"Disposal"	the sale of the Property by BOC(HK) to BOC Insurance at the Consideration;
"Group"	the Company and its subsidiaries;
"Leaseback"	the leasing of the 1st Floor, Ground Floor and Basement of the Property by BOC(HK) from BOC Insurance following completion of the Disposal;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Property"	Sin Hua Bank Centre situated at nos. 134-136 Des Voeux Road Central, Hong Kong;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"Valuer"	Chesterton Petty Limited, an independent valuer.

By Order of the Board
Jason C.W. Yeung
Company Secretary

Hong Kong, 2nd December, 2002